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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: February, 2009
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☒
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

NEWS RELEASE

Investor Contact: Anthony Chan
          E-MAIL: shareholder@namtai.com
Unit C, 17/F, Edificio Comercial Rodrigues
          WEB: www.namtai.com
599 da Avenida da Praia Grande, Macao, China
TEL: (853) 2835 6333 FAX: (853) 2835 6262
NAM TAI ELECTRONICS, INC.
Offer to Privatize its Hong Kong Stock Exchange-listed subsidiary
MACAO, PRC — February 24, 2009 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) is pleased to announce its intention to seek to privatize Nam Tai Electronic & Electrical Products Limited (“NTEEP”), its Hong Kong Stock Exchange-listed subsidiary (Stock Code: 2633), in which it holds 74.88% of the issued share capital, by way of a voluntary conditional general cash offer (the “Offer”). Completion of the Offer and the resulting privatization of NTEEP are conditional upon Nam Tai receiving acceptances and/or purchases, after publication of the initial composite offer document, totaling at least 90% of the Offer Shares (meaning all shares other than those owned by Nam Tai and parties acting in concert with it). If that condition is satisfied, Nam Tai intends to exercise compulsory acquisition rights to acquire any remaining NTEEP shares that it did not acquire in accordance with the Offer and then withdraw the listing of NTEEP from the Stock Exchange of Hong Kong. It is expected that the results of Offer will be known and released around April 2009.
The NTEEP price per share that Nam Tai is offering is US$0.19 (i.e. HK$1.50) per share with a total consideration of approximately US$43 million based on the total number of outstanding shares of NTEEP that the Company does not already own. Nam Tai plans to finance the proposed transaction with its internal resources.
Nam Tai was able to achieve a more simplified corporate structure in December 2007, when it successfully completed a reorganization of its group structures involving NTEEP and another of its subsidiaries, J.I.C. Technology Company Limited (“JIC”), which was also listed on the Hong Kong Stock Exchange. Thereafter, in March 2008, Nam Tai sold its entire equity interest in JIC to an independent third party for cash of approximately $51 million, which resulted in a gain on disposal of JIC of approximately $20 million.
Nam Tai believes that the proposed privatization, if successful, will enable the Company to simplify its group structure further, allow the reduction of aggregate and consolidated operating costs, eliminate actual or perceived conflicts of interest, and reduce administration time and costs and regulatory burdens of maintaining the listing status of a subsidiary having publicly-traded securities.

For more information regarding the proposed privatization, please refer to the accompanying joint announcement of Nam Tai and NTEEP, which was published in Hong Kong on February 24, 2009 or visit the website of NTEEP at www.namtaieep.com.
Forward-Looking Statements
This press release contains forward-looking statements regarding the proposed privatization proposal of Nam Tai of its Hong Kong Exchange-listed subsidiary, NTEEP, approximately 75 percent of whose outstanding share capital Nam Tai owned on February 24, 2009, future benefits to Nam Tai anticipated from the proposed transaction, the impact of such transaction on Nam Tai’s operations and other statements about Nam Tai and NTEEP. The future expectations, beliefs, goals, plans of Nam Tai’s management or prospects from the privatization transaction are based on current expectations, estimates, forecasts and projections about the Company and NTEEP. These statements constitute forward- looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” estimates,” “intends,” “plans,” “believes,” “seeks,” “will”, “should” or “would” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical facts. These forward-looking statements are not guarantees of future performance or success of the proposed privatization and involve risks, uncertainties and assumptions, the accuracy and impact of which, are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Actual results could differ materially because of the following factors, among others: Satisfaction of the conditions for the successful completion of the privatization, which may involve foreseen and unforeseen difficulties; the failure to obtain the tenders by at least 90 percent of the holders of NTEEP’s publicly traded shares pursuant to the Offer for the privatization; the failure to obtain approvals of the transaction by the overseeing court, which approvals may be delayed or unobtainable; expenses incurred in connection with the Offer regardless of its success; and the ability of NTEEP to continue its businesses before the proposal and after the successful or unsuccessful completion of the transaction.
For further information regarding risks and uncertainties associated with Nam Tai’s business, please refer to the “Operating and Financial Review and Prospects” and “Risk Factors” sections of Nam Tai’s filings with the U.S. Securities & Exchange Commission (“SEC”), particularly, but not limited to, its Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on March 17, 2008, copies of which may be obtained from Nam Tai’s website at http://www.namtai.com or from the SEC’s EDGAR website at www.sec.gov.
All information in this press release is as of February 24, 2009 in Macao, Special Administrative Region of the People’s Republic of China. Nam Tai does not undertake any duty, and should not be expected, to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations.

ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image-sensor modules and PCBAs for headsets containing Bluetooth® wireless technology.1 These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.
Nam Tai’s operations are conducted by its subsidiary, Nam Tai Electronic & Electrical Products Limited (“NTEEP”), a Hong Kong Stock Exchange-listed company, in which Nam Tai owns approximately 74.88% of the outstanding share capital. In addition to reports that Nam Tai files with the SEC, which may accessed through the SEC’s EDGAR database at http://www.sec.gov, interested investors may review the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain information that NTEEP is required to file under applicable rules of the Hong Kong Stock Exchange. The stock code of NTEEP on The Stock Exchange of Hong Kong is 2633. Investors are reminded to exercise caution when assessing information from the Hong Kong Stock Exchange and not to deal with the shares of Nam Tai based solely upon reliance on such information.

[1]	The Bluetooth® word mark and logos are owned by the Bluetooth SIG, Inc. and any use of such marks by Nam Tai is under license.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Nam Tai Electronics, Inc. (Incorporated in the British Virgin Islands with limited liability) (NYSE stock code: NTE)	Nam Tai Electronic & Electrical Products Limited (Incorporated in the Cayman Islands with limited liability) (Stock code: 2633)
JOINT ANNOUNCEMENT
PROPOSED PRIVATIZATION OF
NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED
BY NAM TAI ELECTRONICS, INC.
BY WAY OF A VOLUNTARY CONDITIONAL GENERAL CASH OFFER
BY YU MING INVESTMENT MANAGEMENT LIMITED ON BEHALF OF
NAM TAI ELECTRONICS, INC.
FOR ALL ISSUED SHARE IN
NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED
(OTHER THAN THOSE SHARES ALREADY OWNED BY
NAM TAI ELECTRONICS, INC. AND
PARTIES ACTING IN CONCERT WITH IT)
AND
RESUMPTION OF TRADING
FINANCIAL ADVISER TO NAM TAI ELECTRONICS, INC.

The boards of directors of NTEI and NTEEP are pleased to announce that on 20th February, 2009, NTEI informed the NTEEP Board of its intention to make a voluntary conditional general cash offer to acquire all Shares other than those owned by NTEI and parties acting in concert with it at a price of HK$1.50 per Share, representing a premium of approximately 163.2% over the closing price of HK$0.57 per Share as quoted on the Stock Exchange on 20th February, 2009, being the last trading day prior to the suspension of trading in the Shares. The offer price for the Offer Shares is final and not subject to revision.
The Offer is subject to the condition that NTEI receives acceptances and/or purchases made after the posting of the initial composite offer document totalling at least 90% of the Offer Shares (meaning all Shares other than those owned by NTEI and parties acting in concert with it). After the Offer becomes unconditional, NTEI intends to exercise compulsory acquisition rights to which it is entitled under Rule 2.11 of the Takeovers Code and Section 88 of the Companies Law to acquire the remaining Shares, and following which, NTEI intends to withdraw the listing of NTEEP from the Stock Exchange. The first closing date of the Offer will fall on the 21st day from the date on which the initial composite offer document is posted.

Composite Offer Document
A composite offer document will be despatched to the Independent Shareholders in due course and in compliance with the requirements of the Takeovers Code. The composite offer document will include, among others, the full terms and conditions of the Offer, the form of acceptance and transfer of Shares, the expected timetable, the advice from the independent financial adviser and the recommendation of the Independent Board Committee in respect of the Offer.
Suspension and Resumption of Trading
Trading in the Shares was suspended at the request of NTEEP from 2:30 p.m. on 20th February, 2009. Application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 24th February, 2009.
Warning to Independent Shareholders
Shareholders and potential investors in NTEEP should be aware that the implementation of the Offer is subject to the condition set out below being fulfilled or waived, as applicable, and consequently the Offer may or may not become effective. They are advised to exercise caution when dealing in the Shares.
PRINCIPAL TERMS OF THE OFFER
On 20th February, 2009, NTEI informed the NTEEP Board that Yu Ming, on behalf of NTEI (the controlling shareholder of NTEEP currently holding approximately 74.88% of the total issued share capital of NTEEP), will make a voluntary conditional general cash offer for the Offer Shares, being all the Shares other than those owned by NTEI and parties acting in concert with it.

For each Offer Share	HK$1.50 in cash
The Offer Shares to be acquired under the Offer shall be fully paid and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature together with all rights attached to them as at the Announcement Date or subsequently becoming attached to them, including all dividends and distributions declared, made or paid on or after the Announcement Date.
The offer price of HK$1.50 represents:
(i)	a premium of approximately 163.2% over the closing price of HK$0.57 per Share as quoted on the Stock Exchange on 20th February, 2009 (being the last trading day prior to the suspension of trading in the Shares);

(ii)	a premium of approximately 158.6% over the average closing price of HK$0.58 per Share for the 10 trading days up to and including 20th February, 2009;

(iii)	a premium of approximately 123.5% over the average closing price of HK$0.67 per Share for the 30 trading days up to and including 20th February, 2009; and

(iv)	a premium of approximately 340.9% to the unaudited consolidated net asset value per Share of approximately HK$0.44 as at 31st December, 2008.
The Offer is conditional upon NTEI having received acceptances and/or purchased totalling at least 90% of the Offer Shares. After the Offer becomes unconditional, NTEI intends to exercise the compulsory acquisition rights to which it is entitled under Rule 2.11 of the Takeovers Code and Section 88 of the Companies Law to acquire the remaining Shares, and following which, NTEI intends to withdraw the listing of NTEEP from the Stock Exchange. The first closing date of the Offer will fall on the 21st day from the date on which the initial composite offer document is posted.
NTEI will not revise the offer price for the Offer Shares, and the above offer price is final.
HIGHEST AND LOWEST SHARE PRICES
The highest and lowest closing prices of the Shares as quoted on the Stock Exchange during the six-month period preceding the last trading day prior to the suspension of trading in the Shares were HK$1.2 on 26th August, 2008 and HK$0.38 on 29th and 30th October, 2008 respectively.
VALUE OF THE OFFER
On the basis of the offer price of HK$1.50 per Offer Share and 881,670,588 Shares in issue, of which 221,455,118 were Offer Shares as at the Announcement Date, the maximum amount of cash consideration required to effect the proposal will be approximately HK$332.2 million. The Offer values the entire issued share capital of NTEEP at approximately HK$1,322.5 million.
CONFIRMATION OF FINANCIAL RESOURCES
NTEI will use its internal financial resources to implement the Offer. Yu Ming is satisfied that sufficient financial resources are available to NTEI for the full implementation of the Offer.
PAYMENT
Payment in cash in respect of the acceptances of the Offer will be made within 10 days of the later of the date the Offer becomes unconditional and the date NTEI receives a duly completed form of acceptance and transfer of Shares.
STAMP DUTY
Seller’s ad valorem stamp duty for the Shares registered with the Hong Kong branch register arising in connection with acceptances of the Offer will be payable by each Shareholder at the rate of HK$1 for every HK$1,000 or part thereof of the consideration payable by NTEI for such Shareholder’s Shares and will be deducted from the cash amount due to such Shareholder under the Offer.

SHAREHOLDING STRUCTURE
As at the Announcement Date, the shareholding of NTEEP is as follows:-

		% of the
	Number of	total issued
	Shares owned	shares
NTEI	660,215,470	74.88
Independent Shareholders	221,455,118	25.12

Total	881,670,588	100.00

Note:
As at the Announcement Date, as far as is known to NTEI, no parties acting in concert with it held any Shares.
As at the Announcement Date, (i) NTEEP does not have other class of securities (other than the Shares), outstanding options, derivatives, warrants or other securities which are convertible or exchangeable into Offer Shares, and (ii) NTEI and the parties acting in concert with it do not own any securities in NTEEP other than those disclosed above.
INFORMATION ON NTEI
NTEI is a company incorporated under the laws of the British Virgin Islands with limited liability. As the controlling shareholder of NTEEP, NTEI is a holding company of an electronics manufacturing and design services provider with a worldwide coverage of customers. Listed on the NYSE, NTEI had a market capitalization of approximately US$141.6 million (equivalent to approximately HK$1,104.5 million) as at 20th February, 2009. The audited net profit of NTEI for the financial year ended 31st December, 2007 and the unaudited net profit of NTEI for the financial year 31st December, 2008 were approximately US$69.5 million (equivalent to approximately HK$542.1 million) and approximately US$30.6 million (equivalent to approximately HK$238.7 million) respectively. The unaudited net asset value of NTEI was approximately US$322.3 million (equivalent to approximately HK$2,513.9 million) as at 31st December, 2008 (all figures prepared in accordance with generally accepted accounting principles in the United States).
NTEI and parties acting in concert with it have not dealt in the Shares in the six-month period up to the Announcement Date, and have not entered into any contracts in relation to the outstanding derivatives in respect of securities in NTEEP nor borrowed or lent any relevant securities in NTEEP.
INFORMATION ON NTEEP
NTEEP is a company incorporated under the laws of the Cayman Islands with limited liability. Listed on the Stock Exchange, NTEEP is a holding company of an electronics manufacturing and design services provider to a select group of the world’s leading original equipment manufacturers of telecommunications and consumer electronics products.
NTEEP had a market capitalization of approximately US$64.4 million (equivalent to approximately HK$502.6 million) as at 20th February, 2009. The audited net profit of the NTEEP Group for the financial year ended 31st December, 2007 was approximately US$60.7 million (equivalent to approximately HK$473.5 million), and the audited net loss of the NTEEP Group for the financial year ended 31st December, 2008 was approximately US $121.9 million (equivalent to approximately HK$950.8 million). The audited net asset value of the NTEEP Group was approximately US$49.4 million (equivalent to approximately HK$385.3 million) as at 31st December, 2008 (all figures prepared in accordance with Hong Kong Financial Reporting Standards).

INTENTION OF NTEI
If the Offer becomes unconditional, NTEI will exercise the compulsory acquisition rights to which it is entitled under Rule 2.11 of the Takeovers Code and Section 88 of the Companies Law to acquire the Offer Shares. NTEI Board intends to subsequently withdraw the listing status of the NTEEP Shares on the Stock Exchange pursuant to Rule 6.15 of the Listing Rules, but has no intention to change the existing business of the NTEEP Group. There is no intention of NTEI to introduce significant changes to the existing management of the NTEEP Group.
According to Rule 15.6 of the Takeovers Code, to exercise the power of compulsory acquisition to acquire the Offer Shares not tendered under the Offer, the Offer may not remain open for acceptance for more than four months from the posting of the initial composite offer document, unless the NTEI has by that time become entitled to exercise the powers of compulsory acquisition available to it under the Companies Law.
REASONS FOR NTEI TO PRIVATIZE NTEEP
The price of the Shares from 5th December, 2005 (being the day on which the last voluntary conditional general cash offer made by NTEI lapsed) to the Announcement Date was down by 61.2% from HK$1.47 to HK$0.57 per share. The performance lagged far behind Hang Seng Index, which edged down by 16.2% during the same period. The price weakness of the Shares hampers the fund raising ability of NTEEP. In this regard, one of the main purposes of maintaining NTEEP as a listed company in Hong Kong is compromised. The privatization will enable NTEI simplify its corporate structure, reduce administration time and costs and save significant resources of NTEI on listing compliance and investor relations in Hong Kong.
BENEFITS OF THE OFFER FOR THE INDEPENDENT SHAREHOLDERS
The Offer gives the Independent Shareholders an opportunity to realize their investments in NTEEP at a price significantly above both the current market price and its net asset value per share.
DEALING DISCLOSURE
The respective associates of NTEI and NTEEP are reminded to disclose their dealings in the securities of NTEEP under Rule 22 of the Takeovers Code.
Stockbrokers, banks and others who deal in the Shares on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rules 22 of the Takeovers Code and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant rules under the Takeovers Code. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security (which is in this case the Share) undertaken for a client during any 7 day period is less than HK$1 million. This dispensation does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive under the Takeovers Code in its dealings enquires. Therefore, those who deal in the relevant securities (and in this case, the Shares) should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that cooperation.
GENERAL
NTEEP has established the Independent Board Committee, comprising all independent non- executive directors of NTEEP to advise the Independent Shareholders, and an independent financial adviser will be appointed to advise the Independent Board Committee in respect of the Offer. A further announcement will be made upon the appointment of the independent financial adviser.
Mr. Koo Ming Kown, a non-executive director of NTEEP, is also an independent non-executive director of NTEI, a party acting in concert with NTEI. Therefore, he is considered not independent of the NTEEP, and will not become a member of the Independent Board Committee.
A composite offer document will be despatched to the Independent Shareholders in due course and in compliance with the requirements of the Takeovers Code. The composite offer document will include, among others, the full terms and conditions of the Offer, the form of acceptance and transfer of Shares, the expected timetable, the advice from the independent financial adviser and the recommendation of the Independent Board Committee in respect of the Offer.
SUSPENSION AND RESUMPTION OF TRADING
Trading in the Shares was suspended at the request of NTEEP from 2:30 p.m. on 20th February, 2009. Application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 24th February, 2009.
WARNING
Shareholders and potential investors in NTEEP should be aware that the implementation of the Offer is subject to the condition set out above being fulfilled or waived, as applicable, and consequently the Offer may or may not become effective. They are advised to exercise caution when dealing in the Shares.
DEFINITIONS
In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“acting in concert”	shall have the meaning set out in the Takeovers Code

“Announcement Date”	24th February, 2009, being the date of this announcement

“associate(s)”	shall have the meaning set out in the Takeovers Code

“Board”	board of directors

“Companies Law”	the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands

“Executive”	the executive director of the corporate finance division of the Securities and Futures Commission of Hong Kong or any of his delegates

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Independent Board Committee”	the independent board committee of NTEEP comprising Mr. Thaddeus Thomas Beczak, Mr. Cham Yau Nam, Mr. Chan Tit Hee, Charles, Mr. Choi Man Chau, Michael, Mr. Leung Wai Hung and Mr. Roger Simon Pyrke, to advise the Independent Shareholders in respect of the Offer

“Independent Shareholders”	Shareholders, other than NTEI and parties acting in concert with it

“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange

“NTEEP”	Nam Tai Electronic & Electrical Products Limited, a company incorporated in the Cayman Islands with limited liability and the shares of which are listed on the main board of the Stock Exchange with a designated stock code of 2633

“NTEEP Group”	NTEEP and its subsidiaries

“NTEI”	Nam Tai Electronics, Inc, a company incorporated in the British Virgin Islands with limited liabilities and the shares of which are listed on the main board of the NYSE

“NYSE”	New York Stock Exchange

“Offer”	the voluntary conditional general cash offer for all the Shares other than those owned by NTEI and parties acting in concert with it at HK$1.50 per Share

“Offer Share(s)”	issued Shares other than those already owned by NTEI and parties acting in concert with it

“Share(s)”	existing ordinary share(s) of HK$0.01 each in the issued share capital of NTEEP

“Shareholder(s)”	holder(s) of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers

“Yu Ming”	Yu Ming Investment Management Limited, a corporation licensed under the Securities and Futures Ordinance to carry out regulated activities of type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management), and a company incorporated in Hong Kong with limited liability

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“US$”	United States dollars, the lawful currency of the United States
As at the Announcement Date, the non-executive director of NTEEP is Mr. KOO Ming Kown, and the independent non-executive directors of NTEEP are Mr. Thaddeus Thomas BECZAK, Mr. CHAM Yau Nam, Mr. CHAN Tit Hee, Charles, Mr. CHOI Man Chau, Michael, Mr. LEUNG Wai Hung and Mr. Roger Simon PYRKE.
The directors of NTEEP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to NTEEP and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement relating to NTEEP have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The directors of NTEI jointly and severally accept full responsibility for the accuracy of information contained in this announcement (other than those relating to NTEEP) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to NTEEP) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in the announcement misleading.
Exchange rate : US$1.00 = HK$7.80

By order of the board of NAM TAI ELECTRONICS, INC. Koo Ming Kown Chairman	By order of the board of NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED Chan Bo Shan Company Secretary
Hong Kong, 24th February, 2009

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date February 24, 2009	By:	/s/ Chan Sze Chung
		Name:	Chan Sze Chung (Anthony Chan)
		Title:	Chief Financial Officer